UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE

On February 13, 2026, Psyence Biomedical Ltd. (the “Company”) announced that its board of directors ratified the entry into a share put option and amendment agreement (the “Put Option Agreement”) with Psyence Labs Ltd. (“PsyLabs”).

The Put Option Agreement forms part of a broader strategic and commercial relationship between the parties, including licensing arrangements pursuant to which the Company may access PsyLabs’ investigational and commercial-scale manufacturing capabilities. Pursuant to the Put Option Agreement, PsyLabs has the right to require the Company to make a further equity investment in PsyLabs by way of a share-for-share exchange at arm’s length and at fair market value, subject to the terms and conditions set out therein.

The foregoing description of the Put Option Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Put Option Agreement attached hereto as Exhibit 10.1.

A copy of the press release announcing the Put Option Agreement is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Share Put Option and Amendment Agreement, dated February 13, 2026, by and between Psyence Biomedical Ltd. and PsyLabs Ltd.
99.1*	Press Release, dated February 13, 2026.

* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2026

Psyence Biomedical Ltd.

By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title:	Chief Executive Officer and Director

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